                         Independent Auditors' Consent



The Board of Directors
Dime Bancorp, Inc.


We consent to the use of our report dated January 26, 1996, incorporated by reference in the Registration Statement on Form S-3 of Dime Bancorp, Inc., relating to our audit of the consolidated statements of financial condition of Dime Bancorp, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995, and to the references to our Firm under the headings "Selected Consolidated Financial Data" and "Experts" in the Registration Statement. Our report included an explanatory paragraph that described a change in accounting principle and adoption of new accounting principles, as discussed in the notes to those statements.



                                                        KPMG PEAT MARWICK LLP


New York, New York
May 16, 1996